Contact

www.linkedin.com/in/samantha-
coker-b44b4194 (LinkedIn)

samantha coker

Co-Founder at Rich Nuts
San Juan, Puerto Rico

Experience

Rich Nuts
8 years

Co-Founder/ CEO
2017 - Present (8 years)
Greater Los Angeles Area

Co-Founder
2017 - Present (8 years)
Greater Los Angeles Area

Red Lightning
Mayor
2011 - 2016 (5 years)

Children Mending Hearts
Board Member
2008 - 2015 (7 years)
Los Angeles Metropolitan Area

Redhead Films
Founder
2003 - 2008 (5 years)

Education

Smith College
Bachelor's degree, Modern European History · (1991 - 1995)

Oldfields School
High School Diploma · (1987 - 1990)

Seattle University
Master's degree, Non-Profit/Public/Organizational Management